UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G
Under the Securities Exchange Act of 1934 (Amendment No. 17)1

X-Rite, Incorporated
(Name of Issuer)

Common Stock, Par Value $.10 Per Share
(Title of Class of Securities)

983857103
(CUSIP Number)

December 31, 2002
(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

        Rule 13d-1(b)
 X    Rule 13d-1(c)
        Rule 13d-1(d)

[1]The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

(Continues on the following page(s))

Page 1 of 7 Pages

CUSIP NO. 983857103	13G	Page 2 of 7 Pages

1	Names of Reporting Persons/I.R.S. Identification Nos. of Above Persons (Entities Only) Rufus S. Teesdale
2	Check the Appropriate Box if a Member of a Group (a) (See Instructions) (b)
3	SEC Use Only
4	Citizenship or Place of Organization United States of America
Number of Shares Beneficially Owned by Each Reporting Person With	5	Sole Voting Power 1,333,167
	6	Shared Voting Power 0
	7	Sole Dispositive Power 1,333,167
	8	Shared Dispositive Power 0
9	Aggregate Amount Beneficially Owned by Each Reporting Person 1,413,167
10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)
11	Percent of Class Represented by Amount in Row (9) 7.0%
12	Type of Reporting Person (See Instructions) IN

CUSIP NO. 983857103	13G	Page 3 of 7 Pages

1	Names of Reporting Persons/I.R.S. Identification Nos. of Above Persons (Entities Only) D. Ted Thompson
2	Check the Appropriate Box if a Member of a Group (a) (See Instructions) (b)
3	SEC Use Only
4	Citizenship or Place of Organization United States of America
Number of Shares Beneficially Owned by Each Reporting Person With	5	Sole Voting Power 1,368,300
	6	Shared Voting Power 0
	7	Sole Dispositive Power 1,368,300
	8	Shared Dispositive Power 0
9	Aggregate Amount Beneficially Owned by Each Reporting Person 1,515,800
10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)
11	Percent of Class Represented by Amount in Row (9) 7.5%
12	Type of Reporting Person (See Instructions) IN

CUSIP NO. 983857103	13G	Page 4 of 7 Pages

Item 1(a) Item 1(b) Item 2(a) Item 2(b)	Name of Issuer:

X-Rite, Incorporated

Address of Issuer's Principal Executive Offices:

3100 44th Street, S.W.
Grandville, MI 49418

Name of Person(s) Filing:

Rufus S. Teesdale
D. Ted Thompson

Address of Principal Business Office or, if None, Residence:

Rufus S. Teesdale D. Ted Thompson	3152 E. Gatehouse Drive, S.E. Grand Rapids, MI 49546 1980 76th Street, S.W. Byron Center, MI 49315
Item 2(c) Item 2(d) Item 2(e) Item 3	Citizenship:

United States of America

Title of Class of Securities:

Common Stock, Par Value $.10

CUSIP Number:

983857103

If this statement is filed pursuant to §§ 240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

(a) (b) (c) (d) (e) (f)	Broker or Dealer registered under Section 15 of the Act (15 U.S.C. 78o).

Bank as defined in Section 3(a)(6) of the Act (15 U.S.C. 78c).

Insurance company as defined in Section 3(a)(19) of the Act (15 U.S.C. 78c).

Investment company registered under Section 8 of the Investment Company Act of
1940 (15 U.S.C. 80a-8).

An investment advisor registered in accordance with § 240.13d-1(b)(1)(ii)(E).

An employee benefit plan or endowment fund in accordance with
§ 240.13d-1(b)(1)(ii)(F).

CUSIP NO. 983857103	13G	Page 5 of 7 Pages

(g) (h) (i) (j)	A parent holding company or control person, in accordance with § 240.13d-1(b)(ii)(G).

A savings association as defined in Section 3(b) of the Federal Deposit
Insurance Act (12 U.S.C. 1813).

A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3).

Group, in accordance with § 240.13d-1(b)(1)(ii)(J).

Item 4	Ownership: Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

Rufus S. Teesdale

(a) (b) (c)	Amount beneficially owned: Percent of Class: Number of shares as to which such person has:		1,413,167%
	(i) (ii) (iii) (iv)	Sole power to vote or to direct the vote: Shared power to vote or to direct the vote: Sole power to dispose or to direct the disposition of: Shared power to dispose or to direct the disposition of:	1,333,167 0 1,333,167 0
Note: The amount beneficially owned includes options for 80,000 shares exercisable within 60 days.

D. Ted Thompson

(a) (b) (c)	Amount beneficially owned: Percent of Class: Number of shares as to which such person has:		1,515,800%
	(i) (ii) (iii) (iv)	Sole power to vote or to direct the vote: Shared power to vote or to direct the vote: Sole power to dispose or to direct the disposition of: Shared power to dispose or to direct the disposition of:	1,368,300 0 1,368,300 0
Note: The amount beneficially owned includes options for 147,500 shares exercisable within 60 days, but does not include 160,000 shares held by a trust for which Mr. Thompson's wife serves as trustee, as to which Mr. Thompson disclaims beneficial ownership.

CUSIP NO. 983857103	13G	Page 6 of 7 Pages

Item 5 Item 6	Ownership of Five Percent or Less of a Class: Not applicable Ownership of More than Five Percent on Behalf of Another Person: Not applicable

Item 7	Identification and Classification of the Subsidiary which Acquired the Security Being Reported on by the Parent Holding Company: Not applicable
Item 8	Identification and Classification of Members of the Group: Not applicable
Item 9	Notice of Dissolution of Group: Not applicable

[The remainder of this page is intentionally left blank.]

CUSIP NO. 983857103	13G	Page 7 of 7 Pages

Item 10	Certification:

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE:

        After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete, and correct.

February 14, 2003 (Date)
/s/ Duane Kluting Duane Kluting as Attorney-in-Fact
February 14, 2003 (Date)
/s/ Duane Kluting Duane Kluting as Attorney-in-Fact